The Connecticut Light and Power Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months
	Ended
	June 30,	For the Years Ended December 31,
(Thousands of Dollars)	2015	2014	2013	2012	2011	2010
Earnings, as defined:
Net income	$148,004	$287,754	$279,412	$209,725	$250,164	$244,143
Income tax expense	81,276	133,451	141,663	94,437	90,033	132,438
Equity in earnings of regional nuclear generating companies	(14)	(32)	(67)	(40)	(16)	(134)
Dividends received from regional equity investees	-	-	289	-	-	440
Fixed charges, as below	75,398	152,513	139,929	139,982	140,311	145,297
Less: Interest capitalized (including AFUDC)	(1,037)	(1,867)	(2,249)	(2,456)	(3,317)	(2,726)
Total earnings, as defined	$303,627	$571,819	$558,977	$441,648	$477,175	$519,458

Fixed charges, as defined:
Interest on long-term debt (a)	$66,904	$135,656	$130,620	$124,894	$131,918	$134,553
Interest on rate reduction bonds	-	-	-	-	-	7,542
Other interest (b)	5,844	11,765	3,030	8,233	809	(4,357)
Rental interest factor	1,613	3,225	4,030	4,399	4,267	4,833
Interest capitalized (including AFUDC)	1,037	1,867	2,249	2,456	3,317	2,726
Total fixed charges, as defined	$75,398	$152,513	$139,929	$139,982	$140,311	$145,297

Ratio of Earnings to Fixed Charges	4.03	3.75	3.99	3.16	3.40	3.58

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2013, 2012, 2011 and 2010, other interest includes interest related to accounting for uncertain tax positions.